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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED
CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31:
(Dollars in millions)
	2005	2004	2003	2002	2001
Income from continuing operations before income taxes(1)	$12,236	$10,546	$9,406	$5,895	$9,866
Add:
Fixed charges, excluding capitalized interest	1,188	1,048	1,121	1,237	1,639

Income as adjusted before income taxes	$13,424	$11,594	$10,527	$7,132	$11,505

Fixed charges:
Interest expense	$745	$567	$648	$778	$1,198
Capitalized interest	16	4	15	35	33
Portion of rental expense representative of interest	443	481	473	459	441

Total fixed charges	$1,204	$1,052	$1,136	$1,272	$1,672
Preferred stock dividend(2)	—	—	—	—	14

Combined fixed charges and preferred stock dividends	$1,204	$1,052	$1,136	$1,272	$1,686

Ratio of income from continuing operations to fixed charges	11.1	11.0	9.3	5.6	6.9
Ratio of income from continuing operations to combined fixed charges and preferred stock dividend	11.1	11.0	9.3	5.6	6.8

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

(2)
Included in the ratio calculation are preferred stock dividends of $10 million for 2001,or $14 million for 2001 representing the pre-tax income that would be required to cover such dividend requirements based on the company's effective tax rate for 2001.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES AND EARNINGS FROM CONTINUING OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)